UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

Cumulus Media Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

231082108

(CUSIP Number)

Ross A. Oliver, Esq.

Crestview Partners II GP, L.P.

667 Madison Avenue

New York, NY 10065

(212) 906-0700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,120,557

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,120,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,120,557

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.20%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Radio Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,099,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,099,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,099,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.13%

14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,099,667

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,099,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,099,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.13%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II (TE), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,099,667

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,099,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,099,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.13%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II (FF), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,099,667

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,099,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,099,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.13%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,099,667

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,099,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,099,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.13%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (FF Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,099,667

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,099,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,099,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.13%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (892 Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,099,667

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,099,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,099,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.13%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,890

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,890

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%

14	TYPE OF REPORTING PERSON (see instructions)
CO

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on September 26, 2011, as amended by Amendment 1 thereto filed on November 22, 2011, Amendment 2 thereto filed on December 14, 2012, Amendment 3 thereto filed on April 29, 2015 and Amendment 4 thereto filed on November 25, 2015 (the “Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Cumulus Media Inc. (the “Issuer”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by deleting the first paragraph and replacing it with the following:

“The names of the persons filing this statement are Crestview Partners II GP, L.P. (“Crestview GP”), Crestview Radio Investors, LLC (“Crestview Radio Investors”), Crestview Partners II, L.P. (“DE Fund”), Crestview Partners II (TE), L.P. (“TE Fund”), Crestview Partners II (FF), L.P. (“FF Fund”), Crestview Offshore Holdings II (Cayman), L.P. (“Cayman Fund”), Crestview Offshore Holdings II (FF Cayman), L.P. (“FF Cayman Fund”), Crestview Offshore Holdings II (892 Cayman), L.P. (“892 Cayman Fund,” and together with DE Fund, TE Fund, FF Fund, Cayman Fund and FF Cayman Fund, the “Crestview Funds”) and Crestview Advisors, L.L.C. (“Crestview Advisors” and, together with Crestview Radio Investors, the Crestview Funds and Crestview GP, the “Reporting Persons” and each, a “Reporting Person”). Crestview GP serves as the general partner of the Crestview Funds. The general partner of Crestview GP is Crestview, L.L.C. Each of the Crestview Funds is a private investment fund and a member of Crestview Radio Investors, which is a special purpose investment vehicle. DE Fund, TE Fund, FF Fund, Cayman Fund, FF Cayman Fund and 892 Cayman Fund are 74.5%, 2.4%, 4.1%, 11.4%, 1.3% and 6.3% members, respectively, in Crestview Radio Investors, which is the record owner of 8,122,723 shares of Class A Common Stock and a warrant to purchase 976,944 shares of Class A Common Stock. Crestview Advisors provides investment advisory and management services to the Crestview Funds. The address of the principal office of each of the Reporting Persons and Crestview, L.L.C. is 667 Madison Avenue, New York, New York 10065.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following at the end of such section:

“On May 14, 2016, 40,486 restricted shares of Class A Common Stock held by Jeffrey Marcus and 40,486 restricted shares of Class A Common Stock held by Brian Cassidy, in each case that were granted by the Issuer on May 14, 2015 in respect of their service on the Board, became fully vested. Each of Mr. Marcus and Mr. Cassidy is a Partner of Crestview Advisors. In connection with the vesting of these securities, Messrs. Marcus and Cassidy assigned all rights, title and interest in these securities to Crestview Advisors.”

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following at the end of such section:

On December 6, 2016, the Issuer, Cumulus Media Holdings Inc. (“Holdings”), a direct wholly-owned subsidiary of the Issuer, and certain other direct and indirect subsidiaries of Holdings entered into a refinancing support agreement (the “Refinancing Support Agreement”) with holders (the “Supporting Noteholders”) of approximately $349.7 million, or 57.3%, of the aggregate principal amount of the outstanding 7.75% Senior Notes due 2019 (the “Outstanding Notes”) issued by Holdings and guaranteed by the Issuer. The Refinancing Support Agreement sets forth the terms of a refinancing of the Outstanding Notes, and pursuant to its terms the Supporting Noteholders have agreed to tender their Outstanding Notes in a contemplated exchange offer (the “Exchange Offer”), subject to certain conditions set forth in the Refinancing Support Agreement.

In addition, on December 6, 2016, the Issuer and Crestview Radio Investors entered into a voting agreement pursuant to which Crestview Radio Investors agreed that at each annual, special or other meeting of the stockholders of the Issuer, or at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent or other approval of the Issuer’s stockholders is sought, in each case, with respect to (i) the issuance of shares of Class A Common Stock in the Exchange Offer and (ii) the amendment and restatement of the Issuer’s certificate of incorporation to increase the number of authorized shares of Class A Common Stock and effect the issuance of Class D common stock and Class E common stock to certain Supporting Noteholders (collectively, the “Transactions”), Crestview Radio Investors will (a) when a meeting is held, attend such meeting or otherwise cause such shares of common stock it holds to be counted as present thereat, and (b) vote (or cause to be voted) all shares of common stock held by Crestview Radio Investors as of the date of such meeting that are eligible to vote on the matter or matters submitted to a vote of the Issuer’s stockholders at such meeting in accordance with the recommendation of the Board with respect to the Transactions.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) Amount beneficially owned:

As of December 6, 2016, the Reporting Persons beneficially owned in the aggregate 9,120,557 shares of the Class A Common Stock. Such shares constitute 30.20% of the outstanding shares of the Class A Common Stock, based on (i) 29,224,867 shares of Class A Common Stock outstanding as of November 1, 2016 as reported in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission (“SEC”) on November 8, 2016, plus (ii) 976,944 shares of the Class A Common Stock, which may be acquired upon exercise of the Class A Warrant.

Crestview GP is the general partner of each of the Crestview Funds. Each of the Crestview Funds is a member of Crestview Radio Investors. DE Fund, TE Fund, FF Fund, Cayman Fund, FF Cayman Fund and 892 Cayman Fund are 74.5%, 2.4%, 4.1%, 11.4%, 1.3% and 6.3% members, respectively, in Crestview Radio Investors, which is the record owner of 8,122,723 shares of the Class A Common Stock and the Class A Warrant to purchase 976,944 shares of the Class A Common Stock.

Crestview Advisors owns 20,890 shares of Class A Common Stock.

Crestview GP may be deemed to beneficially own the 20,890 shares of Class A Common Stock owned by Crestview Advisors.

Each Reporting Person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See item 7 on Cover Pages to this Schedule 13D.

(ii) Shared power to vote or to direct the vote:

See item 8 on Cover Pages to this Schedule 13D.

(iii) Sole power to dispose or to direct the disposition of:

See item 9 on Cover Pages to this Schedule 13D.

(iv) Shared power to dispose or to direct the disposition of:

See item 10 on Cover Pages to this Schedule 13D.

(c) The persons identified in Item 2 of this Schedule 13D have not effected any transaction in shares of the Class A Common Stock during the preceding 60 days.

(d) Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of the Class A Common Stock owned by the Reporting Persons.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated December 7, 2016, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Stockholders’ Agreement, dated as of September 16, 2011, by and among Crestview Radio Investors, LLC, Cumulus Media Inc., BA Capital Company, L.P., Banc of America Capital Investors SBIC, L.P., Blackstone FC Communications Partners L.P., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr., DBBC, L.L.C., MIHI LLC and UBS Securities LLC (filed as Exhibit 10.6 to the Issuer’s Form 8-K (File No. 000-24525) filed with the SEC on September 22, 2011 and incorporated herein by reference).

Exhibit 3	First Amendment to Stockholders’ Agreement, dated as of April 27, 2015, among Cumulus Media Inc. and Crestview Radio Investors, LLC (filed as Exhibit 10.1 to the Issuer’s Form 8-K (File No. 000-24525) filed with the SEC on April 29, 2015 and incorporated herein by reference).

Exhibit 4	Voting Agreement, dated as of December 6, 2016, among Cumulus Media Inc. and Crestview Radio Investors, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2016

CRESTVIEW RADIO INVESTORS, LLC

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title:   Chief Financial Officer

CRESTVIEW PARTNERS II, L.P.

CRESTVIEW PARTNERS II (FF), L.P.

CRESTVIEW PARTNERS II (TE), L.P.

CRESTVIEW OFFSHORE HOLDINGS II (CAYMAN), L.P.

CRESTVIEW OFFSHORE HOLDINGS II (FF CAYMAN), L.P.

CRESTVIEW OFFSHORE HOLDINGS II (892 CAYMAN), L.P.

By: Crestview Partners II GP, L.P.,

the general partner of each limited partnership above

By: Crestview, L.L.C., its general partner

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title:   Chief Financial Officer

CRESTVIEW PARTNERS II GP, L.P.

By: Crestview, L.L.C., its general partner

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title:   Chief Financial Officer

CRESTVIEW ADVISORS, L.L.C.

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title:   Chief Financial Officer

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).